UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10357 / May 12, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17983

In the Matter of	
the Registration Statement of	**ORDER INSTITUTING**
	ADMINISTRATIVE PROCEEDINGS
Emerald Isle Exploration Ltd.	**PURSUANT TO SECTION 8(d) OF THE**
1218 Purtov Street	**SECURITIES ACT OF 1933, MAKING**
Kodiak, AK 99615,	**FINDINGS, AND ISSUING STOP ORDER**
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of the registration statement of Emerald Isle Exploration Ltd. ("Emerald Isle" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   Emerald Isle is a Nevada corporation headquartered in Kodiak, Alaska. Emerald Isle purports to be in the business of acquiring, exploring, and, if warranted and feasible, developing natural resource properties.

2.   On June 27, 2013, Emerald Isle filed a Form S-1 registration statement (file no. 333-189630), seeking to register the offer and sale of 1,000,000 of its shares of common stock for $0.35 per share in a $35,000 public offering. Emerald Isle amended its registration statement on August 29, 2013, October 25, 2013, November 22, 2013 and December 16, 2013 (hereinafter, Emerald Isle's initial Form S-1 registration statement and all amendments thereto are collectively referred to as the "Registration Statement"). The Emerald Isle Registration Statement became effective on December 20, 2013. The offering pursuant to that registration statement has not been completed or terminated.

3.   The Emerald Isle Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements therein not misleading.

4.   In particular, the Emerald Isle Registration Statement falsely states that Emerald Isle's Chief Executive Officer ("CEO") was the company's sole officer, director, and employee. In fact, another person primarily controlled and directed Emerald Isle's operations. The Emerald Isle Registration Statement fails to disclose the identity of this control person and his role at Emerald Isle.

5.   The Emerald Isle Registration Statement also falsely states that the CEO loaned $16,000 to Emerald Isle. In fact, the CEO never loaned any money to the company, and the company's only funds came directly from the undisclosed control person.

6.   The Emerald Isle Registration Statement also falsely states that the CEO received 4,000,000 shares of common stock, at a price of $0.00001 per share. In fact, Emerald Isle issued no shares to the CEO.

7.   The Emerald Isle Registration Statement also falsely states that the CEO would prepare the company's quarterly and annual financial statements. In fact, the CEO is unqualified to prepare the company's financial statements and never intended to do so. An undisclosed third-party bookkeeper was retained to prepare the company's financial statements, and the bookkeeper was managed by the undisclosed control person.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by the Respondent is suspended.

By the Commission.

Brent J. Fields
Secretary